Shanda Partners with Zapak to Bring Crazy Kart into Indian Market

Shanghai, China-April 16, 2008-Shanda Interactive Entertainment Limited (Nasdaq: SNDA), or Shanda, a leading interactive entertainment media company in China, announced today that it has granted an exclusive right to Zapak Digital Entertainment Ltd, or Zapak, for operation of Shanda’s in-house developed online racing game Crazy Kart in India. Zapak is India’s leading full-service gaming company under Reliance Entertainment, which is a subsidiary of Reliance ADA Group, one of India’s three largest privately held companies. Crazy Kart is currently under closed-beta testing in India and is expected to enter commercial operation in the second quarter of 2008.

Crazy Kart is one of the most successful sports games in China and was recognized as the No. 1 Casual Game for Teenagers by Ministry of Culture in 2008. Crazy Kart’s cartoon-themed design style and competitive multiplayer game modes have made it a hit among users and earned it praise nationwide. Following previous overseas licensing agreements for Crazy Kart in Hong Kong, Thailand and Vietnam, Shanda’s latest cooperation with Zapak marks the Company’s entry into the Indian market.

“We are very excited to work with Zapak, India’s top game company, in bringing our high-quality Crazy Kart to Indian users. This marks another important milestone since we initiated our efforts to explore overseas opportunities last year,” said Mr. Qunzhao Tan, President and CTO of Shanda. “Our partnership signifies an alliance between the two leading game companies in China and India, and we are very optimistic about a long-term collaboration going forward.”

“We are proud to partner with Shanda, China’s largest online game company, to create significant inroads in the online game space in India. We believe that based on Shanda’s strength in development and Zapak’s leading position in the Indian market, Crazy Kart will record great success in the future,” said Rajesh Sawhney, President of Reliance Entertainment. “In Zapak’s strategy, the cooperation on Crazy Kart is just the first step of the two parties’ long-term strategic partnership. We look forward to a close relationship with Shanda to bring more entertainment content to the Indian market in the future.”

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (NASDAQ:SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and casual online games in China, as well as online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

About Zapak Digital Entertainment Ltd.
Zapak Digital Entertainment Ltd., part of Reliance Entertainment – a Reliance ADA Group company, is the only gaming company in India to create a complete value chain for Online Gaming thereby revolutionizing the gaming space. With currently over 4 million registered gamers, Zapak has created the largest database for Casual Gaming in the country. In its endeavor to complete the value chain, Zapak has launched Zapak Gameplexes, with world-class ambience to provide better enabled access points (gaming cafés) to gamers. There are currently 21 Gameplexes across India, with plans to increase the number to 500 by the end of 2008. Zapak Cards have also been introduced, which serve as a micro payment option, allowing gamers to purchase games online. Zapak will soon launch MMOGs to complete the value chain.

About Reliance Entertainment and Reliance ADA Group
Reliance Entertainment is the umbrella entertainment company of Reliance ADA Group now valued at $3 billion. The Reliance ADA Group is among India’s top three private sector business houses, with a market capitalization of over US$ 50 billion, net worth to the tune of US$ 10 billion. The group has a customer base of over 100 million, the largest in India and a shareholder base of over 8 million, among the largest in the world. Through its products and services, the Reliance — ADA Group touches the life of 1 in 10 Indians every single day.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to the statements regarding the commercial launch of Crazy Kart in India and future appeal of Crazy Kart to users in India, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to that the commercial date of Crazy Kart in India is delayed, Crazy Kart is not well received by users in India and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact
Shanda Interactive Entertainment Ltd.
Maggie Yun Zhou
Investor Relations Manager
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@shanda.com.cn

Zapak Digital Entertainment Ltd.
Jyotika Ahuja
General Manager – Pubic Relations
Phone: +91-93236-22379
Email: jyotika.ahuja@zapak-corp.com